UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                          Hertz Global Holdings, Inc.
            -------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
            -------------------------------------------------------
                         (Title of Class of Securities)

                                  42805T 10 5
            -------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2006
            (Date of Event Which Requires Filing of this Statement)
            -------------------------------------------------------

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[_]   Rule 13d-1(b)
[_]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
----------------------
CUSIP No.  42805T 10 5
----------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Merrill Lynch & Co., Inc.
          IRS Identification Number: 13-2740599
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) [_]
          (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                 |   5    SOLE VOTING POWER
                 |        0
   NUMBER OF     |        ------------------------
     SHARES      |   6    SHARED VOTING POWER
  BENEFICIALLY   |        75,500,000(1)
    OWNED BY     |        ------------------------
      EACH       |   7    SOLE DISPOSITIVE POWER
   REPORTING     |        0
  PERSON WITH    |        ------------------------
                 |   8    SHARED DISPOSITIVE POWER
                 |        75,500,000(1)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          75,500,000(1)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES            [X](1)
          CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          23.6%(2)
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)
          CO, HC
--------------------------------------------------------------------------------

----------
(1)   See Item 4(c) below.
(2)   Based on a total of 320,618,692 outstanding shares of common stock.

----------------------
CUSIP No.  42805T 10 5
----------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Merrill Lynch Group, Inc.
          IRS Identification Number:  13-3408205
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) [_]
          (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                 |   5    SOLE VOTING POWER
                 |        0
   NUMBER OF     |        ------------------------
     SHARES      |   6    SHARED VOTING POWER
  BENEFICIALLY   |        75,500,000(1)
    OWNED BY     |        ------------------------
      EACH       |   7    SOLE DISPOSITIVE POWER
   REPORTING     |        0
  PERSON WITH    |        ------------------------
                 |   8    SHARED DISPOSITIVE POWER
                 |        75,500,000(1)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          75,500,000(1)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES            [X](1)
          CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          23.6%(2)
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)
          CO
--------------------------------------------------------------------------------

----------
(1)   See Item 4(c) below.

(2)   Based on a total of 320,618,692 outstanding shares of common stock.

----------------------
CUSIP No.  42805T 10 5
----------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Merrill Lynch Ventures, L.L.C.
          IRS Identification Number: 13-3917809
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) [_]
          (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                 |   5    SOLE VOTING POWER
                 |        0
   NUMBER OF     |        ------------------------
     SHARES      |   6    SHARED VOTING POWER
  BENEFICIALLY   |        5,000,000(1)
    OWNED BY     |        ------------------------
      EACH       |   7    SOLE DISPOSITIVE POWER
   REPORTING     |        0
  PERSON WITH    |        ------------------------
                 |   8    SHARED DISPOSITIVE POWER
                 |        5,000,000(1)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,000,000(1)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES        [X](1)
          CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          1.6%(2)
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)
          OO
--------------------------------------------------------------------------------

----------
(1)   See Item 4(c) below.
(2)   Based on a total of 320,618,692 outstanding shares of common stock

----------------------
CUSIP No.  42805T 10 5
----------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Merrill Lynch Ventures L.P. 2001
          IRS Identification Number: 13-4145795
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) [_]
          (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                 |   5    SOLE VOTING POWER
                 |        0
   NUMBER OF     |        ------------------------
     SHARES      |   6    SHARED VOTING POWER
  BENEFICIALLY   |        5,000,000(1)
    OWNED BY     |        ------------------------
      EACH       |   7    SOLE DISPOSITIVE POWER
   REPORTING     |        0
  PERSON WITH    |        ------------------------
                 |   8    SHARED DISPOSITIVE POWER
                 |        5,000,000(1)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,000,000(1)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES            [_]
          CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          1.6%(2)
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)
          PN
--------------------------------------------------------------------------------

----------
(1)   See Item 4(c) below.
(2)   Based on a total of 320,618,692 outstanding shares of common stock.

----------------------
CUSIP No.  42805T 10 5
----------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Merrill Lynch GP, Inc.
          IRS Identification Number: 13-3540361
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) [_]
          (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                 |   5    SOLE VOTING POWER
                 |        0
   NUMBER OF     |        ------------------------
     SHARES      |   6    SHARED VOTING POWER
  BENEFICIALLY   |        70,500,000(1)
    OWNED BY     |        ------------------------
      EACH       |   7    SOLE DISPOSITIVE POWER
   REPORTING     |        0
  PERSON WITH    |        ------------------------
                 |   8    SHARED DISPOSITIVE POWER
                 |        70,500,000(1)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          70,500,000(1)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES            [X](1)
          CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          22.0%(2)
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)
          CO
--------------------------------------------------------------------------------

----------
(1)   See Item 4(c) below.
(2)   Based on a total of 320,618,692 outstanding shares of common stock.

----------------------
CUSIP No.  42805T 10 5
----------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          ML Global Private Equity Partners, L.P.
          IRS Identification Number:  20-1488488
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) [_]
          (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------------------------------------------------------
                 |   5    SOLE VOTING POWER
                 |        0
   NUMBER OF     |        ------------------------
     SHARES      |   6    SHARED VOTING POWER
  BENEFICIALLY   |        70,500,000(1)
    OWNED BY     |        ------------------------
      EACH       |   7    SOLE DISPOSITIVE POWER
   REPORTING     |        0
  PERSON WITH    |        ------------------------
                 |   8    SHARED DISPOSITIVE POWER
                 |        70,500,000(1)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          70,500,000(1)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES        [X](1)
          CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          22.0%(2)
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)
          PN
--------------------------------------------------------------------------------

----------
(1)   See Item 4(c) below.
(2)   Based on a total of 320,618,692 outstanding shares of common stock.

----------------------
CUSIP No.  42805T 10 5
----------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          MLGPE Ltd.
          IRS Identification Number: 98-0437327
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) [_]
          (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------------------------------------------------------
                 |   5    SOLE VOTING POWER
                 |        0
   NUMBER OF     |        ------------------------
     SHARES      |   6    SHARED VOTING POWER
  BENEFICIALLY   |        70,500,000(1)
    OWNED BY     |        ------------------------
      EACH       |   7    SOLE DISPOSITIVE POWER
   REPORTING     |        0
  PERSON WITH    |        ------------------------
                 |   8    SHARED DISPOSITIVE POWER
                 |        70,500,000(1)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          70,500,000(1)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES        [X] (1)
          CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          22.0%(2)
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)
          OO
--------------------------------------------------------------------------------

----------
(1)   See Item 4(c) below.
(2)   Based on a total of 320,618,692 outstanding shares of common stock.

----------------------
CUSIP No.  42805T 10 5
----------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          ML Global Private Equity Fund, L.P.
          IRS Identification Number:  20-1488396
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) [_]
          (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------------------------------------------------------
                 |   5    SOLE VOTING POWER
                 |        0
   NUMBER OF     |        ------------------------
     SHARES      |   6    SHARED VOTING POWER
  BENEFICIALLY   |        70,500,000(1)
    OWNED BY     |        ------------------------
      EACH       |   7    SOLE DISPOSITIVE POWER
   REPORTING     |        0
  PERSON WITH    |        ------------------------
                 |   8    SHARED DISPOSITIVE POWER
                 |        70,500,000(1)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          70,500,000(1)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           [X](1)
          CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          22.0%(2)
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)
          PN
--------------------------------------------------------------------------------

----------
(1)   See Item 4(c) below.
(2)   Based on a total of 320,618,692 outstanding shares of common stock.

----------------------
CUSIP No.  42805T 10 5
----------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          ML Hertz Co-Investor GP, L.L.C.
          IRS Identification Number:  20-1488396
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) [_]
          (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                 |   5    SOLE VOTING POWER
                 |        0
   NUMBER OF     |        ------------------------
     SHARES      |   6    SHARED VOTING POWER
  BENEFICIALLY   |        4,004,000(1)
    OWNED BY     |        ------------------------
      EACH       |   7    SOLE DISPOSITIVE POWER
   REPORTING     |        0
  PERSON WITH    |        ------------------------
                 |   8    SHARED DISPOSITIVE POWER
                 |        4,004,000(1)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,004,000(1)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES      [X] (1)
          CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          1.2%(2)
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)
          OO
--------------------------------------------------------------------------------

----------
(1)   See Item 4(c) below.
(2)   Based on a total of 320,618,692 outstanding shares of common stock.

----------------------
CUSIP No.  42805T 10 5
----------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          ML Hertz Co-Investor, L.P.
          IRS Identification Number: 83-0441305
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) [_]
          (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                 |   5    SOLE VOTING POWER
                 |        0
   NUMBER OF     |        ------------------------
     SHARES      |   6    SHARED VOTING POWER
  BENEFICIALLY   |        4,004,000(1)
    OWNED BY     |        ------------------------
      EACH       |   7    SOLE DISPOSITIVE POWER
   REPORTING     |        0
  PERSON WITH    |        ------------------------
                 |   8    SHARED DISPOSITIVE POWER
                 |        4,004,000(1)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,004,000(1)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES            [_]
          CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          1.2%(2)
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)
          PN
--------------------------------------------------------------------------------

----------
(1)   See Item 4(c) below.
(2)   Based on a total of 320,618,692 outstanding shares of common stock.

----------------------
CUSIP No.  42805T 10 5
----------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          CMC-Hertz General Partner, L.L.C.
          IRS Identification Number:  20-3860424
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) [_]
          (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                 |   5    SOLE VOTING POWER
                 |        0
   NUMBER OF     |        ------------------------
     SHARES      |   6    SHARED VOTING POWER
  BENEFICIALLY   |        25,000,000(1)
    OWNED BY     |        ------------------------
      EACH       |   7    SOLE DISPOSITIVE POWER
   REPORTING     |        0
  PERSON WITH    |        ------------------------
                 |   8    SHARED DISPOSITIVE POWER
                 |        25,000,000(1)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          25,000,000(1)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES            [X] (1)
          CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          7.8%(2)
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)
          OO
--------------------------------------------------------------------------------

----------
(1)   See Item 4(c) below.
(2)   Based on a total of 320,618,692 outstanding shares of common stock.

----------------------
CUSIP No.  42805T 10 5
----------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          CMC-Hertz Partners, L.P.
          IRS Identification Number:  20-3860624
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) [_]
          (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                 |   5    SOLE VOTING POWER
                 |        0
   NUMBER OF     |        ------------------------
     SHARES      |   6    SHARED VOTING POWER
  BENEFICIALLY   |        25,000,000(1)
    OWNED BY     |        ------------------------
      EACH       |   7    SOLE DISPOSITIVE POWER
   REPORTING     |        0
  PERSON WITH    |        ------------------------
                 |   8    SHARED DISPOSITIVE POWER
                 |        25,000,000(1)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          25,000,000(1)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES            [_]
      CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          7.8%(2)
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)
          PN
--------------------------------------------------------------------------------

----------
(1)   See Item 4(c) below.
(2)   Based on a total of 320,618,692 outstanding shares of common stock.

Item 1.

(a)   Hertz Global Holdings, Inc.

(b)   225 Brae Boulevard
      Park Ridge, New Jersey 07656-0713

Item 2.

(a)

(1)   Merrill Lynch & Co., Inc.
(2)   Merrill Lynch Group, Inc.
(3)   Merrill Lynch Ventures, L.L.C.
(4)   Merrill Lynch Ventures L.P. 2001
(5)   Merrill Lynch GP, Inc.
(6)   ML Global Private Equity Partners, L.P.
(7)   MLGPE Ltd.
(8)   ML Global Private Equity Fund, L.P.
(9)   ML Hertz Co-Investor GP, L.L.C.
(10)  ML Hertz Co-Investor, L.P.
(11)  CMC-Hertz General Partner, L.L.C.
(12)  CMC-Hertz Partners, L.P.

(b)   Address of Principal Business Office or, if none, Residence.

(1)   4 World Financial Center, New York, NY  10080

(2)   4 World Financial Center, New York, NY  10080

(3)   4 World Financial Center, New York, NY  10080

(4)   4 World Financial Center, New York, NY  10080

(5)   4 World Financial Center, New York, NY  10080

(6)   4 World Financial Center, New York, NY  10080

(7)   4 World Financial Center, New York, NY  10080

(8)   4 World Financial Center, New York, NY  10080

(9)   4 World Financial Center, New York, NY  10080

(10)  4 World Financial Center, New York, NY  10080

(11)  1001 Pennsylvania Ave, N.W., Ste 220
      Washington DC 20004

(12)  1001 Pennsylvania Ave, N.W., Ste 220
      Washington DC 20004

(c)   Citizenship.

(1)   Merrill Lynch & Co., Inc. is a Delaware corporation.

(2)   Merrill Lynch Group, Inc. is a Delaware corporation.

(3)   Merrill Lynch Ventures, L.L.C. is a Delaware limited liability company.

(4)   Merrill Lynch Ventures L.P. 2001 is a partnership organized in the State
      of    Delaware.

(5)   Merrill Lynch GP, Inc. is a Delaware corporation.

(6) ML Global Private Equity Partners, L.P. is an exempted limited partnership organized in the Cayman Islands.

(7)   MLGPE Ltd. is a Cayman Islands exempted company.

(8)   ML Global Private Equity Fund, L.P. is an exempted limited partnership organized in the Cayman Islands.

(9)   ML Hertz Co-Investor GP, L.L.C. is a Delaware limited liability company.

(10) ML Hertz Co-Investor, L.P. is a limited partnership organized in Delaware.

(11) CMC-Hertz General Partner, L.L.C. is a Delaware limited liability company.

(12)  CMC-Hertz Partners, L.P. is a limited partnership organized in Delaware.

(d)   Title of Class of Securities.

            Common Stock

(e)   CUSIP Number.

            42805T 10 5

Item 3.     Not applicable since statement is filed pursuant to Rule 13d-1(d)

Item 4.     Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount Beneficially Owned:  See below.

(b)   Percent of Class:  See below.

(c)   Number of shares as to which the person has:

(i)   sole power to vote or to direct the vote:  See below.

(ii)  shared power to vote or to direct the vote:  See below.

(iii) sole power to dispose or to direct the disposition of:  See below.

(iv)  shared power to dispose or to direct the disposition of:  See below.

As of December 31, 2006, each of the Reporting Persons owned as of record the number and percentage of issued and outstanding shares of common stock of Hertz Global Holdings, Inc. listed opposite its name:

`                                                Amount             Percent
`                                             Beneficially          of Class
Reporting Person                                 Owned                (a)
---------------------------------------       ------------          --------
Merrill Lynch & Co., Inc.                         0(b)                   0%
Merrill Lynch Group, Inc.                         0(c)                   0%
Merrill Lynch Ventures, L.L.C.                    0(d)                   0%
Merrill Lynch Ventures L.P. 2001                 5,000,000(e)          1.6%
Merrill Lynch GP, Inc.                            0(f)                   0%
ML Global Private Equity Partners, L.P.           0(g)                   0%
MLGPE Ltd.                                        0(h)                   0%
ML Global Private Equity Fund, L.P.             41,496,000(i)         12.9%
ML Hertz Co-Investor GP, L.L.C.                   0(j)                   0%
ML Hertz Co-Investor, L.P.                       4,004,000(k)          1.2%
CMC-Hertz General Partner, L.L.C.                 0(l)                   0%
CMC-Hertz Partners, L.P.                        25,000,000(m)          7.8%

(a)   Based on 320,618,692 shares outstanding.

(b) Merrill Lynch & Co., Inc. is a Delaware corporation whose relation to the other Reporting Persons is explained below. Merrill Lynch & Co., Inc. disclaims beneficial ownership of the shares held by the other Reporting Persons listed herein.

(c) Merrill Lynch Group, Inc. is a Delaware corporation whose relation to the other Reporting Persons is explained below. Merrill Lynch Group, Inc. disclaims beneficial ownership of the shares held by the other Reporting Persons listed herein.

(d) Merrill Lynch Ventures, L.L.C. is a Delaware limited liability company whose relation to the other Reporting Persons is explained below. Merrill Lynch Ventures, L.L.C. disclaims beneficial ownership of the shares held by the other Reporting Persons listed herein.

(e) Merrill Lynch Ventures L.P. 2001 is a partnership of which Merrill Lynch Ventures, L.L.C. ("ML Ventures") is the general partner. ML Ventures is a wholly-owned subsidiary of Merrill Lynch Group, Inc., which is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. Decisions regarding the voting or disposition of shares of portfolio investments of Merrill Lynch Ventures L.P. 2001 are made by the management and investment committee of the board of directors of ML Ventures, which is composed of three individuals. Each of ML Ventures, because it is the general partner of Merrill Lynch Ventures L.P. 2001, Merrill Lynch Group, Inc. and Merrill Lynch & Co., Inc., because they control ML Ventures, and the three members of the ML Ventures investment committee, by virtue of their shared decisionmaking power, may be deemed to beneficially own the shares held by Merrill Lynch Ventures L.P. 2001. Such entities and individuals expressly disclaim beneficial ownership of the shares that Merrill Lynch Ventures L.P. 2001 holds of record or may be deemed to beneficially own.

(f) Merrill Lynch GP, Inc. is a Delaware corporation whose relation to the other Reporting Persons is explained below. Merrill Lynch GP, Inc. disclaims beneficial ownership of the shares held by the other Reporting Persons listed herein.

(g) ML Global Private Equity Partners, L.P. is an exempted limited partnership organized in the Cayman Islands whose relation to the other Reporting Persons is explained below. ML Global Private Equity Partners, L.P. disclaims beneficial ownership of the shares held by the other Reporting Persons listed herein.

(h) MLGPE Ltd. is a Cayman Islands exempted company whose relation to the other Reporting Persons is explained below. MLGPE Ltd. disclaims beneficial ownership of the shares held by the other Reporting Persons listed herein.

(i) ML Global Private Equity Fund, L.P. is a partnership of which MLGPE Ltd. is the general partner. MLGPE Ltd. is a wholly-owned subsidiary of ML Global Private Equity Partners, L.P. ("ML Partners"). The investment committee of ML Partners, which is composed of Merrill Lynch GP, Inc., as the general partner of ML Partners, and certain investment professionals who are actively performing services for ML Global Private Equity Fund, L.P., retains decision-making power over the disposition and voting of shares of portfolio investments of ML Global Private Equity Fund, L.P. The consent of Merrill Lynch GP, Inc., as ML Partners' general partner, is required for any such vote. Merrill Lynch GP, Inc. is a wholly-owned subsidiary of Merrill Lynch Group, Inc. which is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. MLGPE Ltd., as general partner of ML Global Private Equity Fund, L.P., ML Partners, as the special limited partner of ML Global Private Equity Fund, L.P., Merrill Lynch GP, Inc., by virtue of its right to consent to the voting of shares of portfolio investments of ML Global Private Equity Fund, L.P., the individuals who are members of the investment committee of ML Partners, and each of Merrill Lynch Group, Inc. and Merrill Lynch & Co., Inc., because they control Merrill Lynch GP, Inc., may therefore be deemed to beneficially own the shares that ML Global Private Equity Fund, L.P. holds of record or may be deemed to beneficially own. Each such entity or individual expressly disclaims beneficial ownership of the shares held by ML Global Private Equity Fund, L.P.

(j) ML Hertz Co-Investor GP, L.L.C. is a Delaware limited liability company whose relation to the other Reporting Persons is explained below. ML Hertz Co-Investor GP, L.L.C. disclaims beneficial ownership of the shares held by the other Reporting Persons listed herein.

(k) ML Hertz Co-Investor, L.P. is a partnership of which the general partner is ML Hertz Co-Investor GP, L.L.C., whose sole managing member is ML Global Private Equity Fund, L.P., which expressly disclaims beneficial ownership of the shares held by ML Hertz Co-Investor, L.P., as do the entities and individuals discussed in footnote (i) above who may be deemed to have or share beneficial ownership of any shares that ML Global Private Equity Fund, L.P. holds of record or may be deemed to beneficially own.

      Merrill Lynch Ventures L.P. 2001 disclaims beneficial ownership of the shares of Hertz Global Holdings, Inc. that ML Hertz Co-Investor, L.P. and ML Global Private Equity Fund, L.P. hold of record or may be deemed to beneficially own. Each of ML Global Private Equity Fund, L.P. and ML Hertz Co-Investor, L.P. disclaims beneficial ownership of the shares of Hertz Global Holdings, Inc. that Merrill Lynch Ventures, L.P. holds of record or may de deemed to beneficially own, and ML Hertz Co-Investor, L.P. disclaims beneficial ownership of the shares of Hertz Global Holdings, Inc. that ML Global Private Equity Fund, L.P. holds of record or may be deemed to beneficially own.

(l) CMC-Hertz General Partner, L.L.C. is a Delaware limited liability company whose relation to the other Reporting Persons is explained below. CMC-Hertz General Partner, L.L.C. disclaims beneficial ownership of the shares held by the other Reporting Persons listed herein.

(m) CMC-Hertz Partners, L.P. is affiliated with ML Global Private Equity Fund, L.P., Carlyle Hertz GP, L.P. and CD&R Associates VII, L.P. The general partner of CMC-Hertz Partners, L.P. is CMC-Hertz General Partner, L.L.C., whose managing members are Carlyle-Hertz GP, L.P., ML Global Private Equity Fund, L.P. and CD&R Associates VII, L.P. Investment decisions on behalf of CMC-Hertz General Partner, L.L.C. are made by majority vote of the Executive Committee, which comprises one representative of each of Clayton, Dubilier & Rice, Inc., The Carlyle Group and Merrill Lynch Global Private Equity Fund, L.P.; however, until December 21, 2013, ML Global Private Equity Fund, L.P. has the contractual right (subject to various restrictions) to make decisions regarding disposition or voting of the shares beneficially owned by CMC-Hertz General Partner, L.L.C. As a result, beneficial ownership of the shares held by CMC-Hertz Partners, L.P., may be attributed to ML Global Private Equity Fund, L.P., which expressly disclaims beneficial ownership of the shares held by CMC-Hertz Partners, L.P., as do the entities and individuals discussed in footnote (i) above who may be deemed to have or share beneficial ownership of any shares that ML Global Private Equity Fund, L.P., holds of record or may be deemed to beneficially own.

Item 5.     Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.     Identification and Classification of Member of the Group.

Each of ML Global Private Equity Fund, L.P., Merrill Lynch Ventures L.P. 2001, ML Hertz Co-Investor, L.P. (collectively, the "ML Funds") and CMC-Hertz Partners, L.P. ("CMC") is a party to an Amended and Restated Stockholders Agreement, dated as of November 20, 2006 (the "Stockholders Agreement"), among Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., CEP II U.S. Investments, L.P. and CEP II Participations S.a.r.l SICAR (collectively, the "Carlyle Funds"), Clayton Dubilier & Rice Fund VII, L.P., CDR CCMG Co-Investor L.P. and CD&R Parallel Fund VII, L.P. (the "CD&R Funds"), the ML Funds, CMC and Hertz Global Holdings, Inc. The Stockholders Agreement requires the parties to vote their shares of the common stock of Hertz Global Holdings, Inc. (the "Common Stock") for directors that are designated in accordance with the provisions of the Stockholders Agreement. The Stockholders Agreement restricts the parties from selling Common Stock in certain instances and, in some negotiated transactions, requires the seller to offer each other party an opportunity to participate in the sale. In addition, the Stockholders Agreement requires the parties to vote their shares of Common Stock pursuant to the instructions of certain groups of investors with respect to certain change of control transactions. The aggregate number of shares of Common Stock beneficially owned collectively by the ML Funds, CMC, the Carlyle Funds and the CD&R Funds based on available information is approximately 229,500,000, which represents approximately 72% of the outstanding common stock of Hertz Global Holdings, Inc. The stock ownership reported for the ML Funds and CMC does not include any shares owned by other parties to the Stockholders Agreement. Each of the ML Funds and CMC disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement.

Item 9.     Notice of Dissolution of Group.

Not applicable.

Item 10.    Certification.

Not applicable.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    MERRILL LYNCH & CO., INC.

                                    By: /s/ Frank J. Marinaro
                                       --------------------------------
                                    Name:  Frank J. Marinaro
                                    Title: Authorized Signatory
                                    Date:  February 14, 2007

                                    MERRILL LYNCH GROUP, INC.

                                    By: /s/ Frank J. Marinaro
                                       --------------------------------
                                    Name:  Frank J. Marinaro
                                    Title: Authorized Signatory
                                    Date:  February 14, 2007

                                    MERRILL LYNCH VENTURES, L.L.C.

                                    By: /s/ Frank J. Marinaro
                                       --------------------------------
                                    Name: Frank J. Marinaro
                                   Title: Vice President and Assistant Secretary
                                    Date: February 14, 2007

                                    MERRILL LYNCH VENTURES L.P. 2001

                                    By: Merrill Lynch Ventures, L.L.C., its
                                    general partner

                                    By: /s/ Frank J. Marinaro
                                       --------------------------------
                                    Name:  Frank J. Marinaro
                                   Title: Vice President and Assistant Secretary
                                    Date:  February 14, 2007

                                    MERRILL LYNCH GP, INC.

                                    By: /s/ Frank J. Marinaro
                                       --------------------------------
                                    Name:  Frank J. Marinaro
                                    Title: Vice President and Secretary
                                    Date:  February 14, 2007

                                    ML GLOBAL PRIVATE EQUITY PARTNERS, L.P.

                                    By: Merrill Lynch GP, Inc., its general
                                    partner

                                    By: /s/ Frank J. Marinaro
                                       --------------------------------
                                    Name:  Frank J. Marinaro
                                    Title: Vice President and Secretary
                                    Date:  February 14, 2007

                                    MLGPE LTD.

                                    By: /s/ Frank J. Marinaro
                                       --------------------------------
                                    Name:  Frank J. Marinaro
                                    Title: Vice President and Secretary
                                    Date:  February 14, 2007

                                    ML GLOBAL PRIVATE EQUITY FUND, L.P.

                                    By: MLGPE Ltd., its general partner

                                    By: /s/ Frank J. Marinaro
                                       --------------------------------
                                    Name:  Frank J. Marinaro
                                    Title: Vice President and Secretary
                                    Date:  February 14, 2007

                                    ML HERTZ CO-INVESTOR GP, L.L.C.

                                    By:  ML Global Private Equity Fund, L.P.,
                                           as sole member
                                          By:  MLGPE LTD, its general partner

                                    By: /s/ Frank J. Marinaro
                                       --------------------------------
                                    Name:  Frank J. Marinaro
                                    Title: Vice President and Secretary
                                    Date:  February 14, 2007

                                    ML HERTZ CO-INVESTOR, L.P.

                                    By:  ML Hertz Co-Investor GP, L.L.C.,
                                         its general partner
                                          By:  ML Global Private Equity Fund,
                                               L.P., as sole member
                                                By:  MLGPE LTD,
                                                     its general partner

                                    By: /s/ Frank J. Marinaro
                                       --------------------------------
                                    Name:  Frank J. Marinaro
                                    Title: Vice President and Secretary
                                    Date:  February 14, 2007

                                    CMC-HERTZ GENERAL PARTNER, L.L.C.

                                    By: /s/ Angel Morales
                                       --------------------------------
                                    Name:  Angel Morales
                                    Title: Executive Committee
                                    Date:  February 14, 2007

                                    CMC-HERTZ PARTNERS, L.P.

                                    By:  CMC-Hertz General Partner, L.L.C.,
                                         its general partner

                                    By: /s/ Angel Morales
                                       --------------------------------
                                    Name:  Angel Morales
                                    Title: Executive Committee
                                    Date:  February 14, 2007

                                   EXHIBIT 1

                             JOINT FILING AGREEMENT
                           [Joint Filing Agreement]
            The undersigned hereby agree that the Statement on Schedule 13G, dated February 14, 2007 ("Statement"), with respect to the Common Stock, par value $0.01 per share, of Hertz Global Holdings, Inc. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

            IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 14th day of February, 2007.

                                    MERRILL LYNCH & CO., INC.

                                    By: /s/ Frank J. Marinaro
                                       --------------------------------
                                    Name:  Frank J. Marinaro
                                    Title: Authorized Signatory
                                    Date:  February 14, 2007

                                    MERRILL LYNCH GROUP, INC.

                                    By: /s/ Frank J. Marinaro
                                       --------------------------------
                                    Name:  Frank J. Marinaro
                                    Title: Authorized Signatory
                                    Date:  February 14, 2007

                                    MERRILL LYNCH VENTURES, L.L.C.

                                    By: /s/ Frank J. Marinaro
                                       --------------------------------
                                    Name: Frank J. Marinaro
                                   Title: Vice President and Assistant Secretary
                                    Date: February 14, 2007

                                    MERRILL LYNCH VENTURES L.P. 2001

                                    By: Merrill Lynch Ventures, L.L.C.,
                                        its general partner

                                    By: /s/ Frank J. Marinaro
                                       --------------------------------
                                    Name: Frank J. Marinaro
                                   Title: Vice President and Assistant Secretary
                                    Date: February 14, 2007

                                    MERRILL LYNCH GP, INC.

                                    By: /s/ Frank J. Marinaro
                                       --------------------------------
                                    Name:  Frank J. Marinaro
                                    Title: Vice President and Secretary
                                    Date:  February 14, 2007

                                    ML GLOBAL PRIVATE EQUITY PARTNERS, L.P.

                                    By: Merrill Lynch GP, Inc., its general
                                    partner

                                    By: /s/ Frank J. Marinaro
                                       --------------------------------
                                    Name:  Frank J. Marinaro
                                    Title: Vice President and Secretary
                                    Date:  February 14, 2007

                                    MLGPE LTD.

                                    By: /s/ Frank J. Marinaro
                                       --------------------------------
                                    Name:  Frank J. Marinaro
                                    Title: Vice President and Secretary
                                    Date:  February 14, 2007

                                    ML GLOBAL PRIVATE EQUITY FUND, L.P.

                                    By: MLGPE Ltd., its general partner

                                    By: /s/ Frank J. Marinaro
                                       --------------------------------
                                    Name:  Frank J. Marinaro
                                    Title: Vice President and Secretary
                                    Date:  February 14, 2007

                                    ML HERTZ CO-INVESTOR GP, L.L.C.

                                    By:  ML Global Private Equity Fund, L.P.,
                                    as sole member
                                          By:  MLGPE LTD, its general partner

                                    By: /s/ Frank J. Marinaro
                                       --------------------------------
                                    Name:  Frank J. Marinaro
                                    Title: Vice President and Secretary
                                    Date:  February 14, 2007

                                    ML HERTZ CO-INVESTOR, L.P.

                                    By:  ML Hertz Co-Investor GP, L.L.C.,
                                         its general partner
                                          By:  ML Global Private Equity Fund,
                                               L.P., as sole member
                                                By:  MLGPE LTD,
                                                     its general partner

                                    By: /s/ Frank J. Marinaro
                                       --------------------------------
                                    Name:  Frank J. Marinaro
                                    Title: Vice President and Secretary
                                    Date:  February 14, 2007

                                    CMC-HERTZ GENERAL PARTNER, L.L.C.

                                    By: /s/ Angel Morales
                                       --------------------------------
                                    Name:  Angel Morales
                                    Title: Executive Committee
                                    Date:  February 14, 2007

                                    CMC-HERTZ PARTNERS, L.P.

                                    By:  CMC-Hertz General Partner, L.L.C.,
                                         its general partner

                                    By: /s/ Angel Morales
                                       --------------------------------
                                    Name:  Angel Morales
                                    Title: Executive Committee
                                    Date:  February 14, 2007